UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2006

Commission File Number 1-32895

Penn West Energy Trust

(Translation of registrant’s name into English)

2200, 425 – 1st Street, S.W.
Calgary, Alberta T2P 3L8

Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-              .

INCORPORATION BY REFERENCE

This Form 6-K is hereby incorporated by reference into the registration statement on Form 40-F of Penn West Energy Trust, filed with the Securities and Exchange Commission on June 2, 2006. This Form 6-K amends and restates Exhibit 99.73 thereto, in order to correct a typographical error contained in such Exhibit.

DOCUMENTS FILED

See the Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENN WEST ENERGY TRUST
By its administrator, Penn West Petroleum Ltd.

	By:	/s/ William E. Andrew
	Name:	William E. Andrew
	Title:	President & Chief Executive Officer

Date: July 24, 2006

EXHIBIT INDEX

Exhibit	Description

99.1	U.S. GAAP reconciliation of Penn West Energy Trust Audited Consolidated Annual Financial Statements for the years ended December 31, 2005 and 2004